BITZERO FILES FINAL SHORT FORM BASE SHELF PROSPECTUS,
ANNOUNCES EFFECTIVENESS OF U.S. REGISTRATION STATEMENT
AND FILES PROSPECTUS SUPPLEMENTS

VANCOUVER, BRITISH COLUMBIA - (Newsfile Corp. - September 14, 2026) - Bitzero Holdings Inc. ("Bitzero" or the "Company") (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE: 000), a provider of IT energy infrastructure and high-efficiency power for data centers, announces that it has filed a final short form base shelf prospectus dated September 11, 2026 (the "Base Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and has obtained a final receipt for the Base Shelf Prospectus.

The Base Shelf Prospectus permits the Company to offer and issue, from time to time during the 25-month period that it remains effective, voting shares, warrants, units and subscription receipts, or any combination thereof, having an aggregate offering price of up to US$200,000,000. The specific terms of any offering under the Base Shelf Prospectus, including the use of proceeds, will be established in an applicable prospectus supplement. The filing of the Base Shelf Prospectus does not obligate the Company to complete any offering, and the Company has not entered into any agreement to conduct an at-the-market distribution.

The Company has also filed a registration statement on Form F-10 (File No. 333-298922) with the U.S. Securities and Exchange Commission (the "SEC"), which includes the Base Shelf Prospectus (the "U.S. Registration Statement"). The U.S. Registration Statement became effective on September 14, 2026. No securities are being offered or sold by this news release.

The Base Shelf Prospectus may be accessed under the Company's profile on SEDAR+ at www.sedarplus.ca. The U.S. Registration Statement may be accessed through EDGAR at www.sec.gov/edgar.

Deemed Exercise of Special Warrants

As previously announced on July 30, 2026, the Company completed a private placement on July 30, 2026 of 5,828,342 special warrants of the Company (the "Special Warrants") at a price of US$4.25 per Special Warrant for aggregate gross proceeds of US$24,770,453.50.

In accordance with the terms of the Special Warrants, each Special Warrant will be deemed exercised at 5:00 p.m. (New York time) on September 15, 2026, for no additional consideration, into one voting share of the Company (a "Voting Share") and one Voting Share purchase warrant (a "Warrant"). Each Warrant will entitle its holder to acquire one Voting Share at an exercise price of US$5.00, subject to adjustment, until July 30, 2031. No action is required by holders to effect the deemed exercise of the Special Warrants.

Canadian Qualifying Prospectus Supplement

The Company has filed a prospectus supplement dated September 11, 2026 to the Base Shelf Prospectus (the "Canadian Qualifying Prospectus Supplement") to qualify the distribution of 5,828,342 Voting Shares and 5,828,342 Warrants issuable upon the deemed exercise of the Special Warrants. No Special Warrants are being offered or sold under the Canadian Qualifying Prospectus Supplement, and the Company will not receive any additional funds from the deemed exercise of the Special Warrants.

Access to the Base Shelf Prospectus and the Canadian Qualifying Prospectus Supplement, and any amendment to those documents, is provided in accordance with applicable securities legislation. Those documents are accessible under the Company's profile on SEDAR+ at www.sedarplus.ca. An electronic or paper copy may be obtained without charge by contacting the Company at investors@bitzero.com and providing an email address or mailing address, as applicable.

U.S. Resale Prospectus Supplement

The Company has also filed a prospectus supplement dated September 11, 2026 to the Base Shelf Prospectus and under the effective U.S. Registration Statement (the "U.S. Resale Prospectus Supplement"). The U.S. Resale Prospectus Supplement registers the resale from time to time by the selling shareholders identified therein of 5,828,342 Voting Shares and up to 5,828,342 Voting Shares issuable upon exercise of the Warrants, in each case issuable upon the deemed exercise of the Special Warrants. The Company will not receive any proceeds from resales by the selling shareholders. The Company may receive proceeds if Warrants are exercised for cash.

Access to the Base Shelf Prospectus and the U.S. Resale Prospectus Supplement, and any amendment to those documents, is provided in accordance with applicable securities legislation. Those documents are accessible under the Company's profile on SEDAR+ at www.sedarplus.ca.

The U.S. Resale Prospectus Supplement and the U.S. Registration Statement may be accessed through EDGAR at www.sec.gov/edgar. Registration of the securities covered by the U.S. Resale Prospectus Supplement does not mean that any selling shareholder will sell any securities or specify when or in what amount any sale may occur.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offering of securities by the Company under the Base Shelf Prospectus and the U.S. Registration Statement will be made only by means of the Base Shelf Prospectus and an applicable prospectus supplement. Any resale by a selling shareholder under the U.S. Resale Prospectus Supplement will be made only by means of the U.S. Registration Statement, including the Base Shelf Prospectus and the U.S. Resale Prospectus Supplement.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance computing, Bitcoin mining and strategic data center hosting partnerships. Bitzero has four data center locations in North America and the Nordic region, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable United States securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements concerning: the Company's ability to offer securities under the Base Shelf Prospectus and the U.S. Registration Statement during the periods they remain effective; the terms, timing and completion of any future offering; the timing and completion of the deemed exercise of the Special Warrants and the issuance of the Voting Shares and Warrants; the exercise of Warrants and the Company's potential receipt of proceeds from cash exercises; and the timing, manner and amount of any resales by selling shareholders under the U.S. Resale Prospectus Supplement.

Forward-looking statements are based on management's current expectations, estimates, projections, beliefs and assumptions, including assumptions regarding the continued effectiveness and availability of the Base Shelf Prospectus and the U.S. Registration Statement, compliance with applicable securities laws and stock exchange requirements, the deemed exercise of the Special Warrants in accordance with their terms, the exercise of Warrants, and the absence of events requiring suspension or amendment of the U.S. Registration Statement or the U.S. Resale Prospectus Supplement. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially, including that the Company may not complete any future offering; the Base Shelf Prospectus, U.S. Registration Statement or U.S. Resale Prospectus Supplement may become unavailable or require amendment; the deemed exercise or issuance of securities may be delayed; the Warrants may expire unexercised; selling shareholders may not resell any securities; and the risks described under "Risk Factors" in the Base Shelf Prospectus, the applicable prospectus supplements and the Company's other continuous disclosure documents available under its profile on SEDAR+ and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Although the Company believes that the assumptions and expectations reflected in the forward-looking statements are reasonable as of the date of this news release, there can be no assurance that they will prove to be correct. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Bitzero Contact
Mohammed Bakhashwain
Chief Executive Officer
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact
Victoria Rutherford
480-625-5772
Victoria@adcap.ca